March 27, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             BioSante Pharmaceuticals, Inc.
File No. 001-31812

Ladies and Gentlemen:

On behalf of BioSante Pharmaceuticals, Inc., we are hereby furnishing for filing via EDGAR BioSante’s Annual Report on Form 10-K for the year ended December 31, 2006.

Pursuant to General Instruction D.3. of Form 10-K, BioSante represents that the financial statements included in the Form 10-K do not reflect a change from the preceding fiscal year in any accounting principles or practices or in the method of applying such principles or practices other than BioSante adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006.

Any questions or comments regarding this filing may be directed to the undersigned at (612) 607-7287.

Yours very truly,

/s/ Amy E. Culbert

Amy E. Culbert
Oppenheimer Wolff & Donnelly LLP
Plaza VII
45 South Seventh Street
Suite 3300
Minneapolis, MN 55402-1609

cc:           Mr. Phillip B. Donenberg